‘CORRESP’

DATE:

November 13th, 2009

TO:

Mark Rakip
Staff Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

FROM:

Graham Alexander
President
Rancho Santa Monica Developments, Inc.
802-610 Granville Street
Vancouver, BC, V6C-3T3

RE:

Rancho Santa Monica Developments, Inc. (the “Company”)
Item 4.01 Form 8-K/ Amendment No. One
Filed September 2, 2009
File No. 0-51376

Dear Mr. Rakip,

The Company is in receipt of the staff’s comment letter of September 1, 2009.  In response to the Public Company Accounting Oversight Board’s revocation of Moore & Associates (“Moore”) , Chartered’s registration and Moore’s violations of Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, , the Company engaged GBH CPAs, PC for audits and quarterly reviews as disclosed in the 8K filing submitted November 13th, 2009.  The Company acknowledges that prior period year audits performed by Moore is not to be relied upon.

Our company acknowledges that:

  The company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Graham Alexander
President